VIA EDGAR

January 6, 2017

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
File No. 001-11151

Dear Mr. Decker:

This letter is in response to your letter dated December 12, 2016 to U.S. Physical Therapy, Inc. (the “Company”) transmitting the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the above referred Form 10-K.  For your convenience, the response below is preceded by the Staff’s comment to which the response relates.

U.S. Physical Therapy, Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1.
Comment. Please tell us the terms and conditions under which the non-controlling interests are redeemable.  Please tell us why the probability of a limited partner actually asserting the redemption rights is relevant to your accounting for redeemable non-controlling interests.  Please disclose the circumstances under which redeemable non-controlling interests are deemed probable of redemption.  Please also disclose your accounting for non-controlling interests that are probable of becoming redeemable in the future, if applicable.  See paragraphs 13 through 16 of ASC 480-10-S99.

Response:   In conjunction with the agreements typically entered into by the Company and its subsidiaries to purchase a controlling interest in acquired partnerships which own and operate multi-clinic physical therapy practices, the Company enters into agreements with the non-controlling interest limited partners (“NC Partner”) that, in the event the employment of the NC Partner ceases after a defined number of years from the acquisition date (the “Holding Period”), the Company is required to purchase the NC Partner’s interest in the partnership at a predetermined multiple of earnings before interest, taxes, depreciation and amortization. In the event that the employment of the NC Partner ceases prior to the end of the Holding Period, then the Company has the option to purchase the NC Partner’s interest in the partnership at a predetermined multiple of earnings before interest, taxes, depreciation and amortization, but the Company is not required to purchase the interest, regardless of which party initiates the termination of employment or the reason for such termination.

After the initial Holding Period has been satisfied, the redemption is not solely in control of the Company, i.e. the NC Partner or the Company can terminate the employment of the NC Partner. Therefore, in accordance with paragraph 12 (c) of ASC 480-10-S99, the book value, which is the fair value on the date of acquisition adjusted for any earnings attributable and distributions made subsequent to the date of acquisition, of the non-controlling interest is reclassified to temporary equity on the Company’s consolidated balance sheet in the section labeled “Redeemable non-controlling interests” at the expiration of the Holding Period. Then, and in any subsequent reporting period that the Company deems it probable that the NC Partner will assert their redemption rights or the Company reaches an agreement to purchase some or all of the NC Partner interest, i.e. in the event the NC Partner continues to be employed but wants to sell a portion or all of his/her interests and the Company agrees, the redeemable non-controlling interest is adjusted to its redemption value and is adjusted in each reporting period thereafter in accordance with paragraph 15 (b) of ASC 480-10-S99 until purchased by the Company. The adjustments are charged to additional paid-in capital and are not reflected in the statements of net income. Although the adjustments are not reflected in the statements of net income, current accounting rules require that the Company reflects the charge in the earning per share calculation. Quarterly, the Company assesses the probability that the redemption rights will be asserted based on discussions with the NC Partner regarding their employment status and accounts for it accordingly.

In response to the Staff’s comment, the Company will revise the disclosure in its future filings to include the following information:

“In conjunction with the agreements typically entered into by the Company to purchase a controlling interest in acquired partnerships which own and operate multi-clinic physical therapy practices, the Company enters into agreements with the non-controlling limited partner (“NC Partner”) that, in the event that the employment of the NC Partner ceases prior to a defined number of years from the acquisition date (the “Holding Period”), then the Company has the option to purchase the NC Partner’s interest in the partnership at a predetermined multiple of earnings before interest, taxes, depreciation and amortization, but the Company is not required to purchase the interest, regardless of which party initiates the termination of employment or the reason for such termination.

After the initial Holding Period has been satisfied, the redemption is not solely in control of the Company, i.e. the NC Partner or the Company can terminate the employment of the NC Partner. Therefore, in accordance with paragraph 12 (c) of ASC 480-10-S99, the book value, which is the fair value on the date of acquisition adjusted for any earnings attributable and distributions made subsequent to the date of acquisition, of the non-controlling interest is reclassified to temporary equity on the Company’s consolidated balance sheet in the section labeled “Redeemable non-controlling interests” at the expiration of the Holding Period. Then, and in any subsequent reporting period that the Company deems it probable that the NC Partner will assert their redemption rights or the Company reaches an agreement to purchase some or all of the NC Partner interest, i.e. in the event the NC Partner continues to be employed but wants to sell a portion or all of his/her interests and the Company agrees, the redeemable non-controlling interest is adjusted to its redemption value and is adjusted in each reporting period thereafter in accordance with paragraph 15 (b) of ASC 480-10-S99 until purchased by the Company.  Quarterly, the Company assessed the probability that the redemption rights will be asserted based on discussions with the NC Partner regarding their employment status and accounts for it accordingly. The adjustments are charged to additional paid-in capital and are not reflected in the statements of net income. Although the adjustments are not reflected in the statements of net income, current accounting rules require that the Company reflects the charge in the earning per share calculation.”

In connection with the Company’s response to the Staff, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me with any questions.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB